Exhibit 99.4

TERM SHEET

SERIES B CONVERTIBLE PREFERRED UNITS

This Term Sheet (“Term Sheet”) summarizes the principal terms of the Series B Convertible Preferred Unit financing (the “Pre-Funded PIPE”) of Quantum Space, LLC, a Delaware limited liability company (the “Issuer”), to be consummated prior to the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VI (“IPFX”) and the Issuer, pursuant to a business combination agreement (the “Business Combination Agreement”). No legally binding obligations will be created until formal definitive agreements are executed and delivered by all parties. This Term Sheet is not a commitment to invest. The Series B Convertible Preferred Units will be issued pursuant to the Seventh Amended and Restated Limited Liability Company Agreement of the Issuer (the “LLC Agreement”) and securities purchase agreements (each, an “SPA”) to be entered into between the Issuer and each investor (each, an “Investor”).

Security:	Series B Convertible Preferred Units of the Issuer (the “Series B Units”) and warrants to purchase Common Units (the “Common Units”) of the Issuer (the “Warrants,” and together with the Series B Units, the “Securities”).

Pre-money Valuation:	$600 Million

Investment Size:	$50 million at a 15% original issue discount

Closing:	Closing of the Pre-Funded PIPE (the “Closing”) will occur prior to, and as a condition and inducement to, the signing of the Business Combination.

Ranking:	The Series B Units will, with respect to distributions, liquidation preference and conversion rights, rank senior to all existing classes of units of the Issuer.

Dividends:	Dividends shall accrue on the Series B preference amount of each Series B Unit at a rate per annum of (i) 10% payable in cash (a “Cash Dividend”) or (ii) 12% payable in kind by increasing the Series B preference amount, compounded semi-annually on each June 1 and December 1. Prior to the earlier of (a) termination of the Business Combination Agreement or (b) the consummation of the Business Combination, dividends shall be paid solely as PIK dividends. Thereafter, the form of dividend payment shall be at the election of the Issuer. Dividends accrue whether or not declared and whether or not there are funds legally available for the payment of dividends.

Liquidation Preference:	In the event of a liquidation, dissolution or winding up of the Issuer, or a Deemed Liquidation Event (as defined below), the assets of the Issuer shall be distributed in the following order of priority: (i) first, to holders of Series B Units, pro rata based on the applicable Series B preference amount, until each holder has received an amount per unit equal to the Series B preference amount (being the original issue price plus all accrued PIK dividends and unpaid Cash Dividends); (ii) second, to holders of Series A Units and Series A-1 Units, pro rata and on a pari passu basis, until each holder has received the applicable original issue price per unit; (iii) third, to holders of Junior Preferred Units, pro rata, until each holder has received the Junior Preferred preference amount; and (iv) fourth, to holders of Common Units and vested Incentive Units, pro rata on a per-unit basis. If the amount distributable to holders of any class of Preferred Units pursuant to the foregoing waterfall is less than the amount such holders would receive on an as-converted-to-Common-Units basis, such holders shall instead receive the as-converted amount.

Voting:	The Series B Units shall vote together with all other units of the Issuer as a single class and on an as-converted-to-Common-Units basis, except (i) as provided by law and (ii) as provided under “Protective Provisions” below. Each holder of Series B Units shall be entitled to cast the number of votes equal to the number of Common Units issuable upon conversion of each Series B Units held by such holder.

Protective Provisions	As long as at least 20% of the Series B Units issued as of the original issue date remain outstanding, the Issuer shall not, without the affirmative vote or written consent of the holders of a majority of the outstanding Series B Units (which majority must include Inflection Point Acquisition Corp. VI or its designated affiliate to the extent it holds any Series B Units at the relevant time) (the “Requisite Series B Holders”), take any of the following actions:

●	liquidate, dissolve or wind up the business and affairs of the Issuer, or effect any merger or consolidation or any other Deemed Liquidation Event;

●	amend, alter or repeal any provision of the LLC Agreement or the Certificate of Formation of the Issuer in a manner that adversely affects the powers, preferences or rights of the Series B Units or the Common Units;

●	create, authorize, issue or obligate itself to issue any additional class or series of equity securities of the Issuer (including capital and profits interests) unless the same ranks junior to the Series B Units with respect to its rights, preferences and privileges, or increase the authorized number of any class or series of equity securities of the Issuer unless the same ranks junior to the Series B Units; or reclassify, alter or amend any existing equity security of the Issuer if doing so would result in the Issuer having authorized or issued equity securities not classified as Common Units, Preferred Units or Incentive Units;

●	purchase or redeem, or pay or declare any dividend or make any distribution on, any equity securities of the Issuer, other than (i) redemptions of or dividends or distributions on Preferred Units as expressly authorized in the LLC Agreement, (ii) dividends or distributions payable on Common Units solely in the form of additional Common Units, and (iii) repurchases of units from former employees, officers, directors or consultants in connection with the cessation of their service at a price equal to the original purchase price;

●	enter into, or materially vary, any agreement or transaction with any related party; provided that no approval shall be required for the issuance of equity awards to service providers under any incentive plan, equity plan or equity-based compensation arrangement established by the Issuer, regardless of whether such persons are otherwise related parties; or

●	create or incur any indebtedness for borrowed money (including obligations under guarantees) or create any lien or security interest (other than purchase money liens or statutory liens arising in the ordinary course of business), if the aggregate indebtedness of the Issuer and its subsidiaries for borrowed money following such action would exceed $500,000.

Optional Conversion:	Each Series B Unit shall be convertible at the option of the holder without payment of additional consideration, into a number of Common Units equal to the then-current Series B preference amount divided by the applicable conversion price of $12.00 per Common Unit (the “Conversion Price”), subject to adjustment for unit splits, combinations, distributions and certain full-ratchet anti-dilution adjustments (i.e., the Conversion Price shall be reduced to the price per unit at which the Issuer subsequently issues Common Units or Common Unit equivalents in a capital-raising transaction, if such price is below the then-current Conversion Price), subject to certain customary exceptions.

Put Rights:	Unless prohibited by applicable law governing distributions to members, the Series B Units shall be redeemable at the option of the Requisite Series B Holders (or, at the option of the Issuer, all of the Series B Units) at any time on or after the later of (i) the first anniversary of the original issue date of the Series B Units and (ii) the date of termination of the Business Combination Agreement in accordance with its terms, at a redemption price per unit equal to 100% of the then-current Series B preference amount. The redemption shall be effected within 20 days of delivery of a written redemption notice. In the event any portion of the redemption price is not paid within 5 business days following the applicable redemption date, interest shall accrue on such unpaid amount at a rate equal to the lesser of (i) 24% per annum and (ii) the maximum rate permitted under applicable law.

Redemption upon Deemed Liquidation Event:	A “Deemed Liquidation Event” means: (i) a merger or consolidation in which (a) the Issuer is a constituent party or (b) a subsidiary of the Issuer is a constituent party and the Issuer issues equity interests pursuant to such merger or consolidation, except any such merger or consolidation in which the voting equity interests of the Issuer outstanding immediately prior thereto continue to represent, or are converted into or exchanged for equity interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or (ii) (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Issuer or any subsidiary of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Issuer if substantially all of the assets of the Issuer and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale or disposition is to a wholly owned subsidiary of the Issuer. The Requisite Series B Holders may elect to not treat any of the foregoing events as a Deemed Liquidation Event. The Requisite Series B Holders may elect to not treat any of the foregoing events as a Deemed Liquidation Event.

Registration:	The Common Units underlying the Series B Units and the Common Units issuable upon exercise of the Warrants (the “Warrant Units”) will constitute “Registrable Securities” pursuant to the Investors’ Rights Agreement of the Issuer, as amended and restated.

Covenants:	The definitive agreements will include other standard negative and affirmative covenants for this type of financing.

Warrant Coverage:	Each Investor shall receive Warrants to purchase a number of Common Units equal to the total number of Common Units into which such Investor’s Series B Units are initially convertible. The Warrants shall have an initial exercise price of $12.00 per Common Unit, subject to adjustment for unit splits, unit combinations, unit distributions and similar recapitalization events, and full-ratchet anti-dilution adjustments on the same terms as the Series B Units (applicable only following termination of the Business Combination Agreement). The Warrants shall have a term of five (5) years, commencing upon the termination of the Business Combination Agreement (if the Business Combination Agreement is terminated) or, if the Business Combination is consummated and the holder elects to contribute the Warrant to the combined company (after the consummation of the Business Combination) (“PubCo”), the Warrant shall be exchanged for a warrant of PubCo. If the holder does not make such election, the Warrant shall remain outstanding and exercisable for five (5) years following the closing of the Business Combination.

Closing Conditions:	Standard conditions to Closing, including:

●	All representations and warranties of the Issuer and the Investor shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of such earlier date); and

●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby (including, without limitation, the domestication) illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.

Amendments:	The LLC Agreement may be amended to modify the terms of the Series B Units only with the approval of the Issuer and the affirmative vote or written consent of the Requisite Series B Holders. No consideration shall be offered or paid to any holder of Series B Units to amend or consent to a waiver or modification of any provision of the LLC Agreement unless the same consideration is also offered to all holders of Series B Units. Any amendment that would disproportionately, materially and adversely modify any rights of any individual Series B holder (as compared to other Series B holders), or impose additional financial obligations or liabilities on any individual Series B holder, shall require the prior written consent of such affected holder.

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